March 30, 2009
Via EDGAR and Facsimile (703) 813-6985
Mr. Gary Todd
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-3030

Re:	Craftmade International, Inc. Form 10-K for the fiscal year ended June 30, 2008 SEC File No. 000-26667
Dear Mr. Todd:
We are in receipt of the Securities and Exchange Commission’s (the “Commission”) comment letter dated March 6, 2009 concerning Craftmade International, Inc.’s (the “Company”) Form 10-K for the fiscal year ended June 30, 2008, filed on September 26, 2008. The Company’s responses to your comment letter are outlined below in the sequential order in which the comments appear in your comment letter.
Form 10-K for the Fiscal Year Ended June 30, 2008
Financial Statements, Page F-1
Goodwill and other intangible assets, page F-11
1.	We see the significance of goodwill to your reported assets. While we note your general accounting policy disclosure about how you evaluate goodwill for potential impairment, in light of current market conditions, it appears that your disclosure about the goodwill impairment evaluation should be more specific. Accordingly, please expand future filings to more completely describe how you evaluate goodwill for impairment, including the following:
•	Describe the two-step impairment evaluation process required under SFAS 142.

•	Identify the timing of your annual impairment testing.

•	Describe the reporting unit concept, identify your reporting units and disclose your basis for that determination under paragraph 30 of SFAS 142.

•	Describe how you allocate assets, liabilities and goodwill to reporting units under paragraphs 32 through 35 of SFAS 142.

•	Identify the indicators of potential impairment that might lead you to perform a goodwill impairment assessment on an interim basis.
Company Response:
Per your guidance the Company will expand its accounting policy disclosure in future filings to include more specific details about its goodwill impairment evaluation. Such expanded disclosure will include an overview of the two-step impairment evaluation process required under SFAS 142 and information as to

Securities and Exchange Commission
March 30, 2009

the timing of our annual impairment testing. Such disclosure will also describe the reporting unit concept, how it relates to the Company’s reporting units and our basis for determining these reporting units under paragraph 30 of SFAS 142. The Company will also describe how we allocate assets, liabilities and goodwill to reporting units under paragraphs 32 through 35 of SFAS 142. The Company will also identify the indicators of potential impairment that would lead us to perform a goodwill assessment on an interim basis.
2.	As a related matter, your disclosure about goodwill under Critical Accounting Policies and Estimates (page 21) essentially repeats the basic accounting policy. The critical accounting policy disclosure is intended to the provide insight on the subjectivity and potential variability of key accounting estimates. Accordingly, please expand future critical accounting policies disclosure to address the following:
•	We see that you determine the fair value of reporting units using a discounted cash flow analysis. Discounted cash flow analyses are inherently uncertain because they are dependant on subjective judgments, such as estimates of future cash flows, assessments of probabilities of future operating scenarios, and selection of appropriate discount rates. Accordingly, please disclose nature and extent of subjective judgments associated with the preparation of discounted cash flow analysis.

•	Provide a description of the discounted cash flow model you utilize. Also, present a quantitative and qualitative description of the material assumptions used and a sensitivity analysis to address reasonably potential variability.

•	Describe the impact of current market conditions on your ability to project future cash flows and on other estimates used in your modeling.

•	Disclose whether and how assumptions and methodologies for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

•	If multiple approaches are used to value goodwill, include sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, the weighting of each method, and why management selected these methods as being the most meaningful in preparing your goodwill analysis.
Please note that the expanded future disclosure should be specific to your facts and circumstances.
Company Response:
The Company will expand future critical accounting policies disclosures in order to provide additional insight on the subjectivity and potential variability involved in evaluating goodwill for potential impairment. Such disclosure will provide additional detail around the nature and extent of subjective

Securities and Exchange Commission
March 30, 2009

judgments and estimates involved in the discounted cash flow analysis used by the Company for evaluating goodwill. The Company will provide a description of the discounted cash flow model utilized, present a quantitative and qualitative description of material assumptions, discuss the impact of market conditions on estimates used and discuss its use of a sensitivity analysis to address reasonably potential variability. The Company will also discuss any material changes in assumptions or methodologies for valuing goodwill in the current year versus the prior year, highlighting the impact of any changes.
The Company does not currently use multiple approaches to value goodwill; however, in the event it were to modify its approach and use multiple approaches in the future, the Company would incorporate full and meaningful disclosures regarding each method, that are similar to the suggestions in your letter.
Note 5, Income Taxes, page F-28
3.	It appears that you recorded significant adjustments to liabilities provided for both federal and state income tax contingencies in the fourth quarter of 2007. Please tell us and in future filings please disclose the underlying reasons for the significant fourth quarter adjustments and the accounting policy being applied at the time of the adjustments. In that regard, we note that you adopted FIN 48 on July 1, 2007. Please tell us why these adjustments are not a component of the adoption of FIN 48.
Company Response:
The Company has intended to provide full and transparent disclosures related to any material adjustments. In this spirit the Company provided disclosure in Note 11, Quarterly Data (Unaudited), page F-37 (footnote 2), referring the reader to Note 5, Income Taxes, page F-28, regarding benefits obtained during the fourth quarter of the Company’s fiscal 2007 from a reduction in amounts set aside for tax contingencies. Per your request the following sections further expand on the underlying reasons for these adjustments.
With regards to footnote 1 on page F-28, prior to fiscal 2007, Craftmade had accrued amounts related to uncertain federal tax positions. During fiscal 2007 Craftmade underwent an audit by the IRS, which was finalized and settled as of May 2007. Because the taxable years 2005 and prior were settled with the IRS at this time, it was felt that this event had clarified the risk and amount of federal income tax at issue and that amounts previously accrued in relation to those periods were no longer needed. As disclosed, Craftmade released this contingency and recorded the related federal tax benefit of $793,000 at that time.
In regard to the adjustments for state income tax contingencies referred to in footnote 2 on page F-28, certain provisions of the Texas franchise tax rules were held to be unconstitutional by a Texas intermediate appeals court (Home Interiors & Gifts, Inc. vs. Strayhorn, et al.) in fiscal 2006. This case was appealed to the Texas Supreme Court, which in March of 2007, declined to hear the State of Texas Comptroller’s appeal. Craftmade filed amended Texas franchise tax returns reflecting the new provisions concurrent with the lapsing of the statue of limitations for the earliest of filed franchise tax returns during May 2007 and recorded a benefit for state income taxes to reflect Texas franchise tax previously paid that it hoped to recover as a result of the Texas Supreme Court ruling. The Company subsequently established

Securities and Exchange Commission
March 30, 2009

a valuation allowance of $100,000 against any future actions the Texas Comptroller’s office might take to mitigate the effect of this court ruling.
Filing refund claims as a result of the change in Texas’ franchise tax rules raised the issue of other states’ rights to tax Craftmade’s income. The Company had received inquires from the states of Washington and Arkansas concerning the Company’s activity in those states, nexus and taxation issues. Without disputing the states’ positions on these issues, Craftmade agreed to be taxed in both states culminating in Craftmade filing its income tax return with Arkansas in May 2007. The Company considered the various states in which it has been active and believed that a reserve of $190,000 was sufficient to cover its exposure for unfiled income tax returns in such states. As a result of these adjustments, Craftmade had a total of $290,000 of unrecognized state tax benefits on its books as of June 30, 2008.
In July 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized under FASB Statement No. 109, Accounting for Income Taxes. The Company adopted and applied FIN 48 under the transition provisions to all of our income tax positions at the required effective date of July 1, 2007. At the date of adoption, the gross amount of unrecognized tax benefits, interest and penalties was $290,000. As a result of the implementation of FIN 48, we recognized no additional adjustments in the liability for unrecognized income tax benefits. Since all adjustments detailed here were completed prior to the adoption of FIN 48, they were not and have not been a component of our disclosures under FIN 48.
Per your guidance Craftmade will expand its disclosure related to these adjustments in future filings to better describe the underlying reasons for the adjustments and the accounting policies being applied at the time of the adjustments.
Quarterly Report on Form 10-Q as of December 31, 2008
Balance Sheet, page 2
4.	We see the recent decreases in sales of fans and lighting related products associated with the weak housing market. We also see the recent decline in the quoted market price of your common stock and related decline in the market capitalization of your business. Please tell us how you considered the guidance from paragraph 28 of SFAS 142 in evaluating whether you should perform interim goodwill impairment testing. If you do not believe that interim impairment testing was necessary under that guidance, please tell us how you evaluated the guidance from SFAS 142 in reaching your conclusion.
Company Response:
Given the rapid acceleration of the economic downtown in the last months of calendar 2008, and its impact on the Company’s revenues and profits, as well as the related decline in Craftmade’s market capitalization, the Company felt it was appropriate to evaluate its goodwill for possible impairment as of December 31, 2008. The Company specifically considered the possible circumstances noted as examples

Securities and Exchange Commission
March 30, 2009

in paragraph 28 of SFAS 142, the most relevant being a “significant adverse change in...the business climate.” The Company utilized a discounted cash flow analysis consistent with the approach used in its June 30, 2008, year end evaluation. This first step of the interim goodwill impairment analysis was performed at the reporting unit level, consistent with the approach taken previously.
As part of this analysis Management considered historical trends in its revenue and cost of goods, and factored in current macroeconomic trends and forecasts of economic activity. We also considered the underlying cost structure of the Company and cost cutting plans that are being implemented, and the impact of these reductions on future cash flows. The Company also considered its current cost of both debt and equity financing, and the current weighting of these costs in developing an appropriate Weighted Average Cost of Capital. While, as noted above, this analysis inherently entails a degree of subjectivity and potential variability, Management looked at a variety of scenarios and sensitivities related to each of these areas and determined that given reasonable and probable assumptions regarding these future variables, no goodwill impairment existed at December 31, 2008.
While the Company determined that no goodwill impairment existed as of December 31, 2008, the Company’s analysis did demonstrate a decrease in each reporting unit’s excess of fair value over carrying value since June 30, 2008. As a result, the Company will continue to engage in interim testing for goodwill impairment if events or circumstances exist that create a significant likelihood that the fair value of a reporting unit has declined below its carrying amount. In doing so, the Company will follow the guidance given in paragraph 28 of SFAS 142 to help determine if such an event is likely.
In addition to the Company’s responses to your comments, we acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your assistance with our compliance with the applicable disclosure requirements and with the enhancement of the disclosures in our filings. If you have any questions concerning our responses, please contact the undersigned.
Sincerely,
C. Brett Burford
Chief Financial Officer
Craftmade International, Inc.

cc:	Jong Hwang [Securities and Exchange Commission] Brian D. Barnard [Haynes and Boone, LLP]